SEMPRA ENERGY
Table F (Unaudited) -- Exhibit 99.2

Income Statement Data by Business Unit

Three Months Ended December 31, 2005

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Financial	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 751	$ 1,526	$ 1,029	$ 668	$ 93	$ -	$ -	$ (73)	$ 3,994
Cost of Sales and Other Operating Expenses	542	1,348	678	463	91	11	-	(26)	3,107
Litigation Expense	9	11	(7)	25	1	1	-	170	210
Depreciation & Amortization	67	66	7	16	4	-	3	2	165
Gains on Sale of Assets, Net	-	-	(8)	-	-	-	-	-	(8)
Impairment Losses	2	-	-	66	-	-	2	1	71
Operating Income	131	101	359	98	(3)	(12)	(5)	(220)	449
Other Income, Net	9	1	-	11	4	1	1	-	27
Income before Interest & Taxes [1]	140	102	359	109	1	(11)	(4)	(220)	476
Net Interest Expense [2]	18	12	15	5	(1)	1	1	19	70
Income Tax Expense/(Benefit)	50	42	100	43	(1)	(2)	(9)	(165)	58
Equity in Income of Certain Unconsolidated Subsidiaries	-	-	-	-	13	-	-	-	13
Discontinued Operations	-	-	-	-	-	-	-	(6)	(6)
Net Income	$ 72	$ 48	$ 244	$ 61	$ 16	$ (10)	$ 4	$ (80)	$ 355

Three Months Ended December 31, 2004

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Financial	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 608	$ 1,176	$ 664	$ 488	$ 69	$ -	$ -	$ (99)	$ 2,906
Cost of Sales and Other Operating Expenses	442	1,027	395	413	62	14	1	(71)	2,283
Litigation Expense	19	41	4	17	-	-	-	45	126
Depreciation & Amortization	56	30	7	12	3	-	10	2	120
Gains on Sale of Assets, Net	(1)	-	-	-	-	-	-	-	(1)
Impairment Losses (Adjustments)	(6)	2	-	-	-	-	5	-	1
Operating Income	98	76	258	46	4	(14)	(16)	(75)	377
Other Income, Net	7	12	-	5	(2)	-	(1)	10	31
Income before Interest & Taxes [1]	105	88	258	51	2	(14)	(17)	(65)	408
Net Interest Expense [2]	17	9	8	8	(1)	-	2	37	80
Income Tax Expense/(Benefit)	20	21	79	24	(12)	(6)	(29)	(95)	2
Equity in Income of Certain Unconsolidated Subsidiaries	-	-	-	-	13	-	-	-	13
Discontinued Operations	-	-	-	-	-	-	-	7	7
Net Income	$ 68	$ 58	$ 171	$ 19	$ 28	$ (8)	$ 10	$ -	$ 346

[1] Management believes "Income before Interest & Taxes" (Operating Income plus Other Income, Net) is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income taxes, neither of which is directly relevant to the efficiency of those operations.

[2] Net Interest Expense includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.

SEMPRA ENERGY

Table F (Unaudited) (continued)

Income Statement Data by Business Unit

Year Ended December 31, 2005

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Financial	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 2,512	$ 4,617	$ 2,724	$ 1,921	$ 329	$ -	$ -	$ (366)	$ 11,737
Cost of Sales and Other Operating Expenses	1,802	3,905	2,077	1,486	308	34	2	(158)	9,456
Litigation Expense	52	99	38	43	2	1	-	316	551
Depreciation & Amortization	264	264	28	57	14	-	10	9	646
Gains on Sale of Assets, Net	(1)	-	(106)	-	(4)	-	-	(1)	(112)
Impairment Losses	2	2	-	66	6	-	7	2	85
Operating Income	393	347	687	269	3	(35)	(19)	(534)	1,111
Other Income, Net	14	(2)	-	26	7	1	(8)	13	51
Income before Interest & Taxes [1]	407	345	687	295	10	(34)	(27)	(521)	1,162
Net Interest Expense [2]	56	37	35	20	(2)	2	6	92	246
Income Tax Expense/(Benefit)	89	97	192	111	3	(11)	(56)	(383)	42
Equity in Income of Certain Unconsolidated Subsidiaries	-	-	-	-	55	-	-	-	55
Discontinued Operations	-	-	-	-	-	-	-	(9)	(9)
Net Income	$ 262	$ 211	$ 460	$ 164	$ 64	$ (25)	$ 23	$ (239)	$ 920

Year Ended December 31, 2004

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Financial	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 2,274	$ 3,997	$ 1,689	$ 1,662	$ 269	$ -	$ -	$ (457)	$ 9,434
Cost of Sales and Other Operating Expenses	1,610	3,305	1,153	1,338	252	26	3	(298)	7,389
Litigation Expense	19	41	17	29	-	-	-	44	150
Depreciation & Amortization	259	255	23	44	14	-	17	9	621
Gains on Sale of Assets, Net	(1)	(15)	-	-	-	-	-	1	(15)
Impairment Losses (Adjustments)	(6)	2	-	-	-	-	12	-	8
Operating Income	393	409	496	251	3	(26)	(32)	(213)	1,281
Other Income, Net	11	13	-	4	3	13	(20)	9	33
Income before Interest & Taxes [1]	404	422	496	255	6	(13)	(52)	(204)	1,314
Net Interest Expense [2]	48	36	15	27	-	-	8	129	263
Income Tax Expense/(Benefit)	148	154	161	91	5	(5)	(96)	(265)	193
Equity in Income of Certain Unconsolidated Subsidiaries	-	-	-	-	62	-	-	-	62
Discontinued Operations	-	-	-	-	-	-	-	(25)	(25)
Net Income	$ 208	$ 232	$ 320	$ 137	$ 63	$ (8)	$ 36	$ (93)	$ 895

[1] Management believes "Income before Interest & Taxes" (Operating Income plus Other Income, Net) is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income taxes, neither of which is directly relevant to the efficiency of those operations.

[2] Net Interest Expense includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.